Exhibit 99.1

May 6, 2013

Dear Astea International Shareholder:

Vote “WITHHOLD” on Astea Director Adrian Peters

On behalf of Kinetic Catalyst Partners, I urge you to vote WITHHOLD on director nominee Adrian Peters at Astea’s June 13, 2013 meeting. Kinetic Catalyst Partners is one of Astea’s largest independent shareholders, with 283,027 shares representing 7.9% of the outstanding shares.

Adrian Peters has Failed to Provide Effective Independent Oversight

In a public company run by its largest shareholder, independent directors have a special duty to ensure that all public shareholders are treated equally and to avoid conflicts of interest. We believe Adrian Peters has failed on both counts.

Unequal Treatment of Shareholders

When Adrian Peters joined the board in June of 2000, the company had over $40 million in cash and cash equivalents. During the period from 2000 through 2012, over $18 million in cash has gone from the company to the company’s CEO and largest inside shareholder by virtue of interest payments, dividends, salary, consulting fees, vacation pay, and life insurance payments.

When the company needed cash in September 2008, rather than turn to third party financing sources or its existing shareholder base, the Board voted to secure such financing solely from the company’s CEO and largest inside shareholder, issuing to such insider preferred stock in exchange for a $3 million investment. In short, the Board voted to permit the company’s CEO the opportunity to reinvest a portion of the money already paid to him by the company in a preferential security that resulted in 20% dilution to the other shareholders and provides for a 10% interest payment that the company can ill afford to pay. Adding insult to injury was the fact the Board apparently did not see fit to see if the outside shareholders of the company would consider investment on these terms. This fact is particularly troubling given that the most recent 13D filer at the time publicly offered to do a straight equity deal.

We believe that the shares issued to the CEO in this financing transaction represent an overpayment to the CEO, the end result of which is an improper transfer of economic value and voting power from the public shareholders to the inside shareholder. It is the responsibility of the independent Board members, such as Adrian Peters, to ensure that such abuses do not occur.

Potential Conflict of Interest

The proxy statements from 2000 to present give Adrian Peters’ biographical summary without mention of any potential conflict or past relationship with Astea. Yet Adrian Peters’ Linkedln biographical information says he has served as President of Astea. Further, his company website for Boston Partners has a testimonial page from consulting clients that includes a quote from Astea’s Chairman and CEO.

Future Potential Conflicts

In future years, the independent directors may face additional needs to raise capital as well as corporate succession issues given the age of the CEO. We have grave concerns about the ability of the independent directors to face these potential issues fairly.

Demand Reform by Voting “Withhold” for Director Adrian Peters

Astea’s independent shareholders urgently require directors that are genuinely independent and accountable. By voting “Withhold” on Adrian Peters, you can help send that message to the Astea board. Contact independence@kinetic-catalyst.com for additional information.

Sincerely

/s/ Bob Ashton

Bob Ashton

Managing Member

Kinetic Catalyst Partners LLC

This letter is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card.

We encourage you to return to the company the proxy card it sent to you and vote “Withhold” on Adrian Peters.

Kinetic Catalyst Partners LLC, 6 Occom Ridge Hanover NH 03755